UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended September 30, 2015

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2015	March 31, 2015
	(Unaudited) $	$
ASSETS
Current assets
Cash and cash equivalents	696,193	1,028,381
Accounts receivable, net	66,032	63,353
Investment tax credits receivable	74,660	300,404
Other tax credits	58,820	53,750
Prepaid expenses	5,709	12,976
	901,414	1,458,864

Investments	112,737	788
Intangible assets	-	4,358
Property and equipment, net	25,338	24,506
	1,039,489	1,488,516
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	25,965	25,309
Accrued liabilities	66,390	87,143
Deferred revenues	111,063	186,034
	203,418	298,486

Deferred rent	11,969

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2015 and March 31, 2015.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2015 and March 31, 2015.
Common shares, no par value, voting,	-	-
Unlimited authorized shares; 150,789,832 shares issued and outstanding as at September 30, 2015 and 143,843,889 as at March 31, 2015.	19,432,795	19,432,795
Additional paid-in capital	2,988,207	2,955,865
Accumulated deficit	(21,191,047)	(20,901,590)
Accumulated other comprehensive income	(405,853)	(297,040)
	824,102	1,190,030
	1,039,489	1,488,516

The accompanying notes are an integral part of these condensed consolidated financial statements.

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ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2015	Three months ended September 30, 2014	Six months ended September 30, 2015	Six months ended September 30, 2014
	$	$	$	$
Revenues
Mobile	30,956	58,617	49,110	131,585
Software	12,422	16,496	21,404	37,453
Software maintenance and consulting	118,523	212,164	254,683	412,491
Total revenues	161,901	287,277	325,197	581,529

Operating expenses
Cost of revenues	25,514	15,856	49,804	35,004
Selling, general and administrative	252,494	353,828	445,479	613,436
Research and development	119,706	186,006	254,126	353,912
Total operating expenses	397,714	555,690	749,409	1,002,352

Income (loss) from operations	(235,813)	(268,413)	(424,212)	(420,823)
Other income (expense):
Gain on disposition of assets	-	-	-	66,611
Other expense	(185)	(917)	(185)	(917)
Interest income, net	14,161	19,946	32,399	42,241
Total other income (expense)	13,976	19,029	32,214	107,935
Net income (loss) before income taxes	(221,837)	(249,384)	(391,998)	(312,888)
Income tax benefit	61,871	44,486	102,541	93,316
Net income (loss)	(159,966)	(204,898)	(289,457)	(219,572)

Basic and fully diluted income (loss) per share	(0.001)	(0.002)	(0.002)	(0.002)
Weighted average number of shares outstanding	146,812,566	136,583,602	145,328,228	136,022,234

The accompanying notes are an integral part of these condensed consolidated financial statements

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ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2015	Six months ended September 30, 2014
	$	$
OPERATING ACTIVITIES
Net income (loss)	(289,457)	(219,572)
Items not involving cash:
Depreciation of property and equipment	5,236	7,100
Amortization of intangible assets	3,943	4,792
Stock-based compensation	32,342	48,571
Changes in operating working capital
Increase in accounts receivable	(2,679)	16,004
Decrease (increase) in investment tax credits receivable	220,674	(23,471)
Decrease in prepaid expenses	7,267	8,578
Increase in accounts payable	656	13,507
Increase (decrease) in accrued liabilities	(20,753)	(2,139)
Increase (decrease) in deferred revenues	(74,971)	(26,096)
Cash flows provided by operating activities	(117,742)	(172,726)

INVESTING ACTIVITIES
Purchase of property and equipment	(5,237)	(5,913)
Investment in other companies	(111,990)	-
Cash flows used in investing activities	(117,227)	(5,913)

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	(97,219)	66,350

Increase in cash	(332,188)	(112,289)
Cash, beginning of period	1,028,381	1,386,737
Cash, end of period	696,193	1,274,448

The accompanying notes are an integral part of these condensed consolidated financial statements

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2015 has been derived from our audited consolidated financial statements for the year ended March 31, 2015. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2015 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2015 are not necessarily indicative of the results to be expected for the full year.

2 – INVESTMENT

Investments and long term deposits	Original Cost	Carrying Value
Seregon	95,147	-
CP4H	187,367	-
LW Capital Pool	10,290	-
HostedBizz	1,005	747
Equispheres	111,990	111,990

On October 21, 2009, ZIM Corporation made a $95,147 investment in Seregon Solutions Inc.

The investment consisted of the purchase of 61,480 common shares and 69,677 warrants. Depending on the fiscal 2010 results of Seregon each warrant was convertible, at no cost to ZIM, to a portion of a common share or would have expired with no action. The warrants converted during fiscal 2011 and ZIM gained an additional 69,677 common shares to a total of 131,157. With the additional shares provided to ZIM, ZIM did not gain significant influence, or control, over Seregon.

Due to a significant downturn in the business outlook for Seregon, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment.

On June 29th, 2011, ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd. The investment consisted of the purchase of 200 common shares at a price of $187,367.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

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ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, over the corporate decisions of CP4H at this time. Based on these facts the investment has been accounted for using the cost method.

Due to material changes in the business outlook for CP4H, ZIM has determined that this investment is fully impaired and, on March 31, 2014, has taken an impairment charge equal to the full value of the investment net of the foreign exchange impact.

On April 3, 2014 LW Capital Pool Inc. (“LWCPI”) completed a reverse takeover transaction with Tweed Marijuana Inc. (“Tweed”) and in exchange for its investment in LWCPI ZIM received 20,000 shares of Tweed. Because the business of Tweed is not part of the business ZIM is pursuing, ZIM has categorized the shares of Tweed as available for sale subsequent to year-end.

On April 11, 2014 the Company sold its shares of Tweed of a net gain of $71,842 Canadian Dollars, which at the prevailing exchange rate of 1.0979 equals $65,436 United States Dollars. Transaction fees amounted to $727.

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

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The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2015 and 2014.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenues for the quarter ended September 30, 2015 were $161,901, a decrease from $287,277 for the same period last year. The decrease in revenues resulted from a decrease in utilization of our SMS network combined with lower software and consulting fees and a stronger US dollar.

Net loss for the quarter was $159,966 as compared to a net loss of $204,898 for the quarter ended September 30, 2014. On a year-to-date basis net loss was $289,457 as compared to a net loss of $219,572 for the same period in fiscal 2015. The net loss is a reflection of decreased revenues as stated above and is partially offset by lower operating costs.

ZIM had cash and cash equivalents of $696,193 at September 30, 2015 as compared to cash and cash equivalents of $1,028,381 at March 31, 2015.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of AIS in 2007) will continue to provide a minimal amount of revenues within the mobile segment of operations.

In fiscal 2016 and 2017, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2015.

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RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2014

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2015 and 2014. The information for the three months and six months ended September 30, 2015, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2015, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2015	As a %	Three months ended September 30, 2014	As a %

Bulk SMS	30,956	19	58,617	20
	30,956	19	58,617	20

Software	12,422	8	16,496	6
Maintenance and consulting	118,523	73	212,164	74
	130,945	81	228,660	80

Total Revenues	161,901	100	287,277	100

	Six months ended September 30, 2015		Six months ended September 30, 2014

Bulk SMS	49,110	15	131,585	23
	49,110	23	131,585	23

Software	21,404	7	37,453	6
Maintenance and consulting	254,683	78	412,491	71
	276,087	85	449,944	77

Total Revenues	325,197	100	581,529	100

Total revenues for the three months ended September 30, 2015 were $161,901 as compared to $287,277 for the three months ended September 30, 2014. Total revenues for the six months ended September 30, 2015 were $325,197 as compared to $565,521 for the six months ended September 30, 2014. This quarter over quarter decrease of $125,376 (44%) in revenues is attributable to a decrease in Bulk SMS sales combined with lower consulting and software sales and a stronger US dollar. The year-to-date decrease of $256,332 (44%) in revenues is attributable to the same factors as the quarterly decline.

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REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $221,928 to $130,945 for the quarters ended September 30, 2015 and 2014, respectively. On a year-to-date basis, revenues have decreased from $453,063 for the first half of fiscal 2015 to $276,087 for the first half of fiscal 2016. The decrease in revenue is a result of the decrease in the sale of enterprise software licenses. Maintenance and consulting revenue decreased from $404,871 to $254,683 mainly due to completion of projects in 2014 and a stronger US dollar.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2015, we experienced a decrease in revenues from $74,096 for the period ended September 30, 2014, to $30,956. We experienced a year-to-date revenue decrease from $112,458 for the six months ended September 30, 2014, to $49,110 for the six months ended September 30, 2015. In general, bulk-messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2016.

OPERATING EXPENSES

	Three months ended September 30, 2015	Three months ended September 30, 2014	Period to period change
	$	$	$

Cost of revenues	25,514	15,856	9,658
Selling, general and administrative	252,494	353,828	(101,334)
Research and development	119,706	186,006	(66,300)
	397,714	555,690	(157,976)

	Six months ended September 30, 2015	Six months ended September 30, 2014	Period to period change
	$	$	$

Cost of revenues	49,804	35,004	14,800
Selling, general and administrative	445,479	613,436	(167,957)
Research and development	254,126	353,912	(99,786)
	749,409	1,002,352	(252,943)

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COST OF REVENUES

	Three months ended September 30, 2015	Three months ended September 30, 2014
	$	$
Mobile
Revenues	30,956	58,617
Cost of revenues	(3,114)	(1,698)
Gross margin	27,842	56,919

Gross margin percentage	90%	97%

Software
Revenues	130,945	228,660
Cost of revenues	(34,717)	(14,158)
Gross margin	96,228	214,502

Gross margin percentage	73%	94%

	Six months ended September 30, 2015	Six months ended September 30, 2014
	$	$
Mobile
Revenues	49,110	131,585
Cost of revenues	(3,215)	(3,427)
Gross margin	45,895	128,158

Gross margin percentage	93%	97%

Software
Revenues	276,087	449,944
Cost of revenues	(46,589)	(31,577)
Gross margin	229,49	418,367

Gross margin percentage	83%	93%

The decrease in gross margins in our software segment relates to the increased expenses that occurred to complete projects in Brazil. At the same time, the margins in the mobile line of business have declined due to fixed cost and declining revenue.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2015 and September 30, 2014 were $252,494 and $353,828, respectively. On a year-to-date basis expenses decreased from $613,436 for the first half of fiscal 2015 to $445,479 for the first half of fiscal 2016. The decrease in selling, general and administrative relates to decreased stock based compensation expense, cost containment and a stronger US dollar.

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STOCK-BASED COMPENSATION

For the three months ended September 30, 2015 and September 30, 2014, the Company recognized compensation expense for employees and consultants of $32,342 and $48,571, respectively. On a year-to-date basis, stock-based compensation decreased from $48,571 for the first half of fiscal 2015 to $32,342 for the first half of fiscal 2016. The Company does not have any non-vested awards.

On July 5, 2013, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. Our common share-trading price at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

On September 3, 2014, the Company issued 3,794,427 common shares to executive officers and consultants in lieu of option based compensation for services provided. 593,333 shares were issued to Dr. Michael Cowpland, 2,130,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,071,094 shares were issued to a company controlled by Mr. John Chapman on approval of the Board of Directors. Our common share-trading price at the time of the issue was $0.0111 and compensation expense of $42,118 was recognized.

On August 22, 2015, the Company issued 6,945,943 common shares to executive officers and directors in lieu of option based compensation for services provided. 2,695,943 shares were issued to Dr. Michael Cowpland, 1,250,000 shares were issued to a holding company controlled by Mr. James Stechyson and 1,000,000 shares were issued to each of Ms. Debbie Weinstein, Mr. Donald Gibbs and Mr. Steven Houck on approval of the Board of Directors. Our common share trading price at the time of the issue was $0.0042 and compensation expense of $29,173 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2015 and 2014 were $119,706 and $186,006, respectively. On a year-to- date basis, research and development expenses decreased from $353,912 for the first half of fiscal 2015 to $254,126 for the first half of fiscal 2016 and are reflective of decreased labor costs due to staff reductions and a stronger US dollar. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

NET INCOME

The Company recorded a net loss of $159,966 and a net loss of $204,898 during the three months ended September 30, 2015 and the three months ended September 30, 2014, respectively. During the six months ended September 30, 2015 and the six months ended September 30, 2014 the Company recorded a net loss of $289,457 and a net loss of $219,572, respectively. The decreased profitability reflects the decline in revenues, and is partially offset by the decline in operating expenses, research and development expenses and stock based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2015, ZIM had cash and cash equivalents of $696,193 and working capital of $697,996, as compared to cash and cash equivalents of $1,028,381 and working capital of $1,160,378 at March 31, 2015. This decrease in cash position principally reflects loses in fiscal 2015 and 2016.

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Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2015	Six months ended September 30, 2014
	$	$
Cash flows used in operating activities	(117,742)	(172,726)
Cash flows used in investing activities	(117,227)	(5,913)
Cash flows provided by financing activities	-	-

At September 30, 2015, the Company had access to a working capital line from its principal banker for $37,330, in addition to a cash and cash equivalent balance of $696,193. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $696,193 are comprised of $311,471 in cash and $384,722 in cash equivalents. The cash equivalents of $384,722 at September 30, 2015 (748,779 at March 31, 2015) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $41,268 ($55,274 CDN) – Payable on demand

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $343,454- No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2015	March 31, 2015

Canadian dollars	413,388	405,874
US dollars	14,927	50,441
Brazilian reals	1,474,593	2,094,638

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2015	March 31, 2015

Canadian dollars	46,765	21,531
US dollars	1,470	7,492
Brazilian reals	117,323	123,796

Accounts payable include the following amounts payable in their source currency:

	September 30, 2015	March 31, 2015

Canadian dollars	30,384	28,648
US dollars	3,085	545
Brazilian reals	722	6,929

Accrued liabilities include the following accruals in their source currency:

	September 30, 2015	March 31, 2015

Canadian dollars	77,635	99,733
Brazilian reals	33,348	27,086

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

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CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2015	March 31, 2015

Canada	53%	27%
North America, excluding Canada	2%	12%
South America	45%	61%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2015 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 17, 2015, beginning at 1:30 p.m. At the meeting votes were taken with regard to the following proposals:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm.

Shareholders of record at the close of business on August 7, 2015, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about August 21, 2015.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2016:

FOR	WITHHELD
94,227,832	-

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 16, 2015	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 16, 2015	/s/ John Chapman John Chapman, Chief Financial Officer

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